EXHIBIT 99.1

                                                         1

Company Press Release
SOURCE: Curtiss-Wright Corporation

              Curtiss-Wright Closes Acquisition Expanding Position
                          In Defense Electronics Market

LYNDHURST, NJ - November 2, 2001 - Curtiss-Wright Corporation (NYSE: CW) today announced the completion of its acquisition of Lau Defense Systems (LDS) and Vista Controls. Curtiss-Wright's agreement to acquire LDS and Vista from Lau Acquisition Corporation was announced on October 25, 2001.

LDS and Vista's total sales for the current year are expected to be approximately $50 million. Curtiss-Wright purchased certain assets of LDS for $41 million in cash, the assumption of certain liabilities, and additional payments upon the achievement of certain financial performance criteria over the next five years. The acquisition is expected to be immediately accretive to earnings.

LDS and its Vista operation design and manufacture "mission-critical" electronic control systems primarily for the defense market. Also acquired was the LDS perimeter intrusion detection security system product line and an agreement to definitize a license to market and manufacture Lau Technologies' latest patented "Face in the Crowd" facial recognition product line for certain U.S. Government and industrial markets.

The acquisition expands Curtiss-Wright's position in the defense electronics market. Curtiss-Wright currently provides electronic aiming and stabilization system components for European manufacturers of military armored vehicles, and the components supplied by LDS and Vista to the U.S. market will complement those and create cross-marketing opportunities to an expanded customer base.

As Curtiss-Wright Chairman and CEO Martin Benante said when the initial acquisition agreement was announced on October 25th, "In addition to providing Curtiss-Wright a position on many military modernization programs, the acquisition of LDS and Vista uniquely postures CWFS as a provider of high-level electronic and mechanical subsystems with broad applicability in new and existing markets."